SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. ___)


                            The Neptune Society, Inc.
                            -------------------------
                                (Name of Issuer)


                         Common Stock, $0.002 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   640776 20 9
                                 --------------
                                 (CUSIP Number)


                                 March 15, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

         [ ]    Rule 13d-1(b)
         [X]    Rule 13d-1(c)
         [ ]    Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                           Page 1 of 5 Pages

CUSIP NO.:  640776-20-9              13G                       Page 2 of 5 Pages

1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      D. H. Blair Investment Banking Corp.
      I.R.S. Identification Number:  13-3612293
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)
      (a) [   ]
      (b) [   ]
--------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
--------------------------------------------------------------------------------
                     5  SOLE VOTING POWER:         1,027,667 (1)
    NUMBER OF        -----------------------------------------------------------
     SHARES
  BENEFICIALLY       6  SHARED VOTING POWER:       -0-
    OWNED BY         -----------------------------------------------------------
      EACH
    REPORTING        7  SOLE DISPOSITIVE POWER:    1,027,667 (1)
     PERSON          -----------------------------------------------------------
       WITH
                     8  SHARED DISPOSITIVE POWER:  -0-
--------------------------------------------------------------------------------

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,027,667 (1)
--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                    [  ]
--------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      9.8%
--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------
(1) Includes (i) 281,000 shares of common stock owned directly by the Reporting Person, (ii) 80,000 shares underlying warrants which are immediately exercisable, and (ii) 666,667 shares issuable upon conversion of a convertible debenture which is immediately convertible. Excludes (i) 25,700 shares owned by Rosalind Davidowitz, the wife of J. Morton Davis, the Chairman and sole shareholder of the Reporting Person, and (ii) shares beneficially owned by CapEx L.P. in which the Reporting Person is a less than 10% limited partner, as to all of which the Reporting Person disclaims beneficial ownership.

CUSIP NO.:  640776-20-9              13G                       Page 3 of 5 Pages

ITEM 1.
  (a)    NAME OF ISSUER:

         The Neptune Society, Inc.

  (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         3500 West Olive, Suite 1430
         Burbank, CA  91505

ITEM 2.
  (a)    NAME OF PERSON FILING:

         D. H. Blair Investment Banking Corp.

  (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         44 Wall Street, 2nd Floor
         New York, NY  10005

  (c)    Citizenship:

         New York

  (d)    Title of Class of Securities:

         Common Stock, $0.002 par value

  (e)    CUSIP Number:

         640776-20-9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

  (a)  [  ]  Broker or Dealer registered under Section 15 of the Act

  (b)  [  ]  Bank as defined in section 3(a)(6) of the Act

  (c)  [  ]  Insurance Company as defined in section 3(a)(19) of the Act

  (d)  [  ]  Investment company registered under section 8 of the Investment
             Company Act

  (e)  [  ]  An investment adviser in accordance with section
             240.13d-1(b)(1)(ii)(E)

  (f)  [  ]  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

CUSIP NO.:  640776-20-9               13G                      Page 4 of 5 Pages


  (g)  [  ]  A parent holding company or control person in accordance with
             Section 240.13d-1(b)(1)(ii)(G)

  (h)  [  ]  A savings association as defined in Section 3(b) of the Federal
             Deposit Insurance Act (12 U.S.C. 1813)

  (i)  [  ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

  (j)  [  ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to section 240.13d-1(c) check this box [X].

ITEM 4.  OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount Beneficially Owned: 1,027,667 shares (includes (i) 281,000 shares of common stock owned directly by Reporting Person, (ii) 80,000 shares underlying warrants which are immediately exercisable, and (ii) 666,667 shares issuable upon conversion of a convertible debenture which is immediately convertible).

     (b)  Percent of Class*: 9.8%

     (c)  Number of shares as to which Reporting Person has:

          (i)   Sole power to vote or to direct the vote:  1,027,667
         (ii)  Shared power to vote or to direct the vote: -0-
        (iii)  Sole power to dispose or to direct the disposition of:  1,027,667
         (iv)  Shared power to dispose or to direct the disposition of: -0-

     --------------
     * All percentages herein are based on 9,697,601 shares of Common Stock reported to be outstanding as of the close of business on March 14, 2002 by the Issuer in its capitalization table provided to Reporting Person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

CUSIP NO.:  640776-20-9               13G                      Page 5 of 5 Pages


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     The Reporting Person acquired the warrants and convertible debenture described in Item 4 above pursuant to a Debenture and Warrant Purchase Agreement dated as of November 24, 1999 (the "Purchase Agreement") entered into by the Reporting Person and the Issuer. CapEx, L.P., a limited partnership not affiliated with the Reporting Person ("CapEx"), also purchased warrants and debentures from the Issuer as a party to the Purchase Agreement. A copy of the Purchase Agreement was included as an exhibit to the Issuer's Form 10 registration statement, as filed with the Securities and Exchange Commission on or about October 4, 2000.

     The warrants and debentures owned by CapEx may currently be exercised or converted into 120,000 shares and 1,000,000 shares of the Issuer's common stock, respectively. The exercise of certain rights relating to the debentures and warrants held by CapEx and the Reporting Person are governed in certain respects by the Purchase Agreement. In addition, CapEx and the Reporting Person have granted to each other a right of first refusal and certain co-sale rights with respect to the warrants, debentures and shares issuable thereunder.

     The Reporting Person believes that it and CapEx are not acting as a group and should not be treated as a single person pursuant to Section 13(d)(3) of the Act.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.


ITEM 10. CERTIFICATION.

     By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 25, 2002                  D. H. BLAIR INVESTMENT BANKING CORP.



                                        By: /s/ J. Morton Davis
                                           -------------------------------------
                                           J. Morton Davis, Chairman